Exhibit 99.2

Partnership Agreement

This Partnership Agreement (this “Agreement”), dated March 16, 2023 (“Effective Date”), is entered into between MGT Capital Investments, Inc., a Delaware corporation (the “Company”), and Minerset Holdings LLC, a Delaware limited liability company (“Minerset”), and together with Company, the “Parties,” and each, a “Party.”

WHEREAS, Company is interested in expanding its Bitcoin mining business by, among other things, increasing the utilization of its owned facility in LaFayette, Georgia;

WHEREAS, Minerset and/or an affiliated company has containers and miners ready for immediate deployment; and,

WHEREAS, Both Parties desire to execute a lease agreement substantially in the form of Exhibit A attached (the “Lease”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. Issuance of common stock of the Company. In consideration of the performance by Tenant under the Lease agreement, Company shall issue to Minerset 500,000 shares of MGT Capital Investments, Inc. common stock monthly for each Space within 5 days of Rental Payment pursuant to the Lease. At each one-year anniversary of the Effective Date of the Lease, the Company shall issue to Minerset additional shares equal to the total amount issued in the previous 12-month period.

2. Minerset capital investment. In consideration of the performance by the Landlord under the Lease, Minerset has the option to invest up to One Million US Dollars ($1,000,000.00) into the Company in the form of a convertible note, convertible into Company common stock that equals 25% of the pro-forma, post-issuance shares. The convertible note will have warrant coverage and terms substantially similar to the Company’s currently outstanding $1.5 million Convertible Note, as more fully described in the Company’s Form 8-K filed with the SEC on September 14, 2022. With the consent of the Company, the cash investment can be substituted all or partially with equipment and infrastructure improvements to enable the Company to add 10 MW to its available electrical power capacity.

3. Term and termination. This Agreement is effective as of the Effective Date for a period of twenty-four (24) months and shall terminate simultaneously with the Lease.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Minerset Holdings LLC	MGT Capital Investments, Inc.

By:	By:
Name:	Name:	Robert Ladd
Title:	Title:	President and CEO
Email for Notices:	Email for Notices: rladd@mgtci.com
Address:	Address:	150 Fayetteville Street, Suite 1110,
Raleigh, NC 27601